                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                           MAGNA ENTERTAINMENT CORP.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS A SUBORDINATE VOTING STOCK

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  559211 10 7

-------------------------------------------------------------------------------
                                (CUSIP Number)

                               FEBRUARY 14, 2000

-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]Rule 13d-1(b)
[_]Rule 13d-1 (c)
[X]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G

CUSIP No. 559211 10 7                                         Page 2 of 13 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STRONACH TRUST

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        62,973,349
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  62,973,349

              8   SHARED DISPOSITIVE POWER
                  0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,973,349

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     74.9%

12   TYPE OF REPORTING PERSON*
     OO

                                      13G

CUSIP No. 559211 10 7                                         Page 3 of 13 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     445327 ONTARIO LIMITED

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        62,828,384
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  62,828,384
              8   SHARED DISPOSITIVE POWER
                  0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,828,384

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     74.7%

 12  TYPE OF REPORTING PERSON*
     CO

                                      13G

CUSIP No. 559211 10 7                                         Page 4 of 13 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAGNA INTERNATIONAL INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        62,828,384
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  62,828,384

              8   SHARED DISPOSITIVE POWER
                  0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,828,384

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     74.7%

 12  TYPE OF REPORTING PERSON*
     CO

                                      13G

CUSIP No. 559211 10 7                                         Page 6 of 13 Pages

 1   NAMES OF REPORTING PERSONS

     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     1346457 ONTARIO INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        5,212,911
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  5,212,911
              8   SHARED DISPOSITIVE POWER
                  0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,212,911

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.2%

 12  TYPE OF REPORTING PERSON*
     CO

                                                             Page 7 of 13 Pages

Item 1.

(a) Name of Issuer

Magna Entertainment Corp. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1.

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons:

  (i)   the Stronach Trust;

  (ii)  445327 Ontario Inc. ("445327");

  (iii) Magna International Inc. ("Magna"); and

  (iv)   1346457 Ontario Inc. ("1346457").

The Stronach Trust is a family trust which owns all of the shares of 445327. 445327 is a corporation which owns 724,829 Class B Shares of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna owns all of the issued and outstanding shares of 1305272 Ontario Inc., which owns all of the issued and outstanding shares of 1346457.

(b) Address of Principal Business Office or, if none, Residence

  (i) The Principal Business Office of each of the Stronach Trust and 445327 is:

      14875 Bayview Avenue
      R.R.#2
      Aurora, Ontario

                                                             Page 8 of 13 Pages

        Canada L4G 3C8

  (ii)  The Principal Business Office of each of Magna and 1346457 is:

        337 Magna Drive
        Aurora, Ontario
        Canada L4G 7K1

(c) Citizenship

The Stronach Trust is a trust formed under the laws of Ontario, Canada and each of 445327, Magna and 1346457 is a corporation incorporated and subsisting under the laws of Ontario, Canada.

(d) Title of Class of Securities

Class A Subordinate Voting Stock ("Class A Shares")

(e) CUSIP Number

559211 10 7

Item 3. If this statement is filed pursuant to (S)240.13d-1(b) or (S)240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
    (S)240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
    (S)240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                                                             Page 9 of 13 Pages

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Information provided in this section is as of December 31, 2001.

Stronach Trust

(a) Amount Beneficially Owned: 62,973,349 Class A Shares of the Issuer, comprised of:

  (i)   4,362,328 Class A Shares of the Issuer;

  (ii)  144,965 Exchangeable Shares of MEC Holdings (Canada) Inc.
        ("Exchangeco"), exchangeable for 144,965 Class A Shares of the Issuer;
        and

  (iii) 58,466,056 shares of Class B Stock ("Class B Shares") of the Issuer, convertible into 58,466,056 Class A Shares of the Issuer.

(b) Percent of Class: 74.9% (assuming full conversion of the shares of Class B Shares of the Issuer and full exchange of the Exchangeable Shares of Exchangeco).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 62,973,349 Class A Shares of the Issuer (assuming full conversion of the Class B Shares and full exchange of the Exchangeable Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 62,973,349 Class A Shares of the Issuer (assuming full conversion of the Class B Shares and full exchange of the Exchangeable Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

445327 Ontario Inc.

The Stronach Trust owns all the outstanding shares of 445327.

(a) Amount Beneficially Owned: 62,828,384 Class A Shares of the Issuer, comprised of:

  (i)   4,362,328 Class A Shares of the Issuer; and

                                                             Page 10 of 13 Pages

  (ii) 58,466,056 Class B Shares, convertible into 58,466,056 Class A Shares of the Issuer.

(b) Percent of Class: 74.7% (assuming full conversion of the Class B Shares of the Issuer and full exchange of the Exchangeable Shares of Exchangeco).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 62,828,384 Class A Shares of the Issuer (assuming full conversion of the Class B Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 62,828,384 Class A Shares of the Issuer (assuming full conversion of the Class B Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

Magna International Inc.

445327 is a corporation which owns 724,829 Class B Shares of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna.

(a) Amount Beneficially Owned: 62,828,384 Class A Shares of the Issuer, comprised of:

  (i)   4,362,328 Class A Shares of the Issuer; and

  (ii) 58,466,056 Class B Shares of the Issuer, convertible into 58,466,056 Class A Shares of the Issuer.

(b) Percent of Class: 74.7% (assuming full conversion of the Class B Shares of the Issuer and full exchange of the Exchangeable Shares of Exchangeco).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 62,828,384 Class A Shares of the Issuer (assuming full conversion of the Class B Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 62,828,384 Class A Shares of the Issuer (assuming full conversion of the Class B Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

                                                            Page 11 of 13 Pages

1346457

1305272 Ontario Inc., a wholly-owned subsidiary of Magna, owns all of the outstanding shares of 1346457.

(a) Amount Beneficially Owned: 5,212,911 Class A Shares of the Issuer consisting of 5,212,911 Class B Shares of the Issuer convertible into 5,212,911 Class A Shares of the Issuer.

(b) Percent of Class: 6.2% (assuming full conversion of the Class B Shares of the Issuer and full exchange of the Exchangeable Shares of Exchangeco).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 5,212,911 Class A Shares of the Issuer (assuming full conversion of the Class B Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 5,212,911 Class A Shares of the Issuer (assuming full conversion of the Class B Shares); and

  (iv)  shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

                                                            Page 12 of 13 Pages
Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Member of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a) Not applicable.

(b)Not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

                                       STRONACH TRUST

                                       By: /s/ Belinda Stronach
                                           ____________________________________
                                           Name:  Belinda Stronach
                                           Title: Trustee

                                       445327 ONTARIO INC.

                                       By: /s/ Belinda Stronach
                                           ____________________________________
                                           Name:  Belinda Stronach
                                           Title: Vice-President

                                       MAGNA INTERNATIONAL INC.

                                       By: /s/ J. Brian Colburn
                                           ____________________________________
                                           Name:  J. Brian Colburn
                                           Title: Executive Vice-President,
                                                  Special Projects and
                                                  Secretary

                                                             Page 13 of 13 Pages

                                        1346457 ONTARIO INC.

                                        By:/s/ J. Brian Colburn
                                           _________________________________
                                           Name:  J. Brian Colburn
                                           Title: Executive Vice-President
                                                  and Secretary